Plug Power
Ballard Power Systems Inc.

News Release

FOR IMMEDIATE RELEASE

PLUG POWER AND BALLARD POWER SYSTEMS TO RECEIVE $3.5 MILLION IN DOD FUNDING FOR ARMY CONTINUITY OF OPERATIONS

LATHAM, N.Y. and VANCOUVER, CANADA – September 26, 2007 – Plug Power Inc. (NASDAQ: PLUG) and Ballard Power Systems Inc. (NASDAQ: BLDP; TSX: BLD) have been awarded $3.5 million by the U.S. Department of Defense (DoD) to collaborate on the next phase of fuel cell systems development to support the DoD’s Continuity of Operations (COOP) initiative.

Plug Power and Ballard have worked together since early 2006 on backup power applications that target the U.S. DoD and Department of Homeland Security and other government agencies. The companies will continue to work collaboratively on a modular and scaleable fuel cell system for use in telecommunication and other mission-critical backup applications. Prototype system trials are expected to be deployed in 2008 with both government and commercial customers.

Government investment enabled first-phase technology evaluation of the backup power solution. This further funding, for the second phase, will facilitate delivery of systems to customers for validation of product requirements.

“This award from the Department of Defense accelerates joint development activities that move us toward a product that supports the critical infrastructure needs of public and private clients across a number of applications and industries,” said Roger Saillant, Plug Power’s President and Chief Executive Officer. “The funding acts as a catalyst that unites Plug Power’s established leadership in the development and commercialization of backup power solutions with Ballard’s latest technology, the Mark1020 ACS™ fuel cell stack. We expect this project will result in superior backup power solutions for telecommunications and other mission-critical applications.”

“Governments play a critical role in bringing technologies to market that provide economic, environmental and security benefits to society as a whole,” said John Sheridan, Ballard’s President and Chief Executive Officer. “Moving into the second phase of this collaboration with Plug Power illustrates how government, in the role of both investor and end customer, moves new technology forward.” Sheridan continued, “Both phases are prerequisites for early stage commercialization of fuel cell solutions to provide customers with clean, reliable backup power.”

The award will be administered through the U.S. Army Corps of Engineers’ Engineer Research and Development Center Construction Engineering Research Laboratory (ERDC-CERL), which focuses on the evaluation and installation of fuel cell power plants for stationary applications, including infrastructure, environmental, water resources and disaster operations.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard Power Systems Safe Harbor Statement
This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

About Plug Power Inc.
Plug Power Inc. (NASDAQ: PLUG), an established leader in the development and deployment of clean, reliable on-site energy products, integrates fuel cell technology into backup and primary power products for telecommunications, material handling, utility and uninterruptible power supply applications. The Company is actively engaged with private and public customers in targeted markets throughout the world, including North America, Europe, the Middle East, Russia, South Africa and South America. For more information about how to join Plug Power’s energy revolution as an investor, customer, supplier or strategic partner, please visit www.plugpower.com.

Plug Power Inc. Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to our 2007 milestones and statements regarding our growth plans. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including, without limitation, the risk that the anticipated synergies of the Cellex Power Products and General Hydrogen acquisitions are not realized; the risk that unit orders will not ship, be installed and/or convert to revenue, in whole or in part; Plug Power’s ability to develop commercially viable on-site energy products; the cost and timing of developing Plug Power’s on-site energy products; market acceptance of Plug Power’s on-site energy products; Plug Power’s ability to manufacture on-site energy products on a large-scale commercial basis; competitive factors, such as price competition and competition from other traditional and alternative energy companies; the cost and availability of components and parts for Plug Power’s on-site energy products; Plug Power’s ability to establish relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; Plug Power’s ability to protect its intellectual property; Plug Power’s ability to lower the cost of its on-site energy products and demonstrate their reliability; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power’s on-site energy products and other risks and uncertainties discussed under “Item IA—Risk Factors” in Plug Power’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2007, and the reports Plug Power files from time to time with the SEC. Plug Power does not intend to and undertakes no duty to update the information contained in this press release.

Media Contact:
Al Bucknam
Plug Power Inc.
Phone: (518) 782-7700 ext. 1510
media@plugpower.com

Rebecca Young
Ballard Power Systems Inc.
Phone: (604) 454-0900
media@ballard.com